SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

(AMENDMENT NO. 5)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

CCF HOLDING CO.

(Name of Issuer)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

12487X 10 4 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12487X 10 4	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David B. Turner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 170,154 (a) 6. SHARED VOTING POWER 5,478 (b) 7. SOLE DISPOSITIVE POWER 170,154 (a) 8. SHARED DISPOSITIVE POWER 5,478 (b)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,632 (a)(b)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.54%
12.	TYPE OF REPORTING PERSON* IN

(a)	Includes 86,850 shares issuable upon the exercise of presently exercisable options, 18,718 shares held indirectly through the Heritage Bank Employee Stock Ownership Plan, and 23,413 shares held indirectly through an individual retirement account.
(b)	Includes 5,478 shares held indirectly by Mr. Turner’s spouse, consisting of 1,125 shares issuable upon the exercise of presently exercisable options, 3,461 shares held indirectly through the Heritage Bank Employee Stock Ownership Plan, and 892 shares held indirectly through an individual retirement account.

CUSIP No. 12487X 10 4	13G	Page 3 of 6 Pages

Item 1	(a).	Name of Issuer: CCF Holding Co.

Item 1	(b).	Address of Issuer’s Principal Executive Offices: 101 North Main Street Jonesboro, Georgia 30236

Item 2	(a).	Name of Person Filing: David B. Turner

Item 2	(b).	Address of Principal Business Office or, if None, Residence: 101 North Main Street Jonesboro, Georgia 30236

Item 2	(c).	Citizenship: USA

Item 2	(d).	Title of Class of Securities: Common Stock, $0.10 par value per share

Item 2	(e).	CUSIP Number: 12487X 10 4

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d -1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of Investment Company Act.

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

CUSIP No. 12487X 10 4	13G	Page 4 of 6 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 175,632 (a)(b)

	(b)	Percent of class: 7.54%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 170,154 (a)

		(ii)	Shared power to vote or to direct the vote: 5,478 (b)

		(iii)	Sole power to dispose or to direct the disposition of: 170,154 (a)

		(iv)	Shared power to dispose or to direct the disposition of: 5,478 (b)

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Instruction. Dissolution of a group requires a response to this item.

Not Applicable.

(a)	Includes 86,850 shares issuable upon the exercise of presently exercisable options, 18,718 shares held indirectly through the Heritage Bank Employee Stock Ownership Plan, and 23,413 shares held indirectly through an individual retirement account.
(b)	Includes 5,478 shares held indirectly by Mr. Turner’s spouse, consisting of 1,125 shares issuable upon the exercise of presently exercisable options, 3,461 shares held indirectly through the Heritage Bank Employee Stock Ownership Plan, and 892 shares held indirectly through an individual retirement account.

CUSIP No. 12487X 10 4	13G	Page 5 of 6 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) and Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule, pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) and Rule 13d-1(d), attach an exhibit stating the identification of each member of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 12487X 10 4	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2005
/s/ David B. Turner
David B. Turner

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).